UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Quanta Capital Holdings Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G7313F106

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,677,559
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,677,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,677,559
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.95%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,677,559
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,677,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,677,559
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.95%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,534,417
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,534,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,534,417
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.04%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 3 amends and restates the Schedule 13D filed on July 16, 2007 and amended on August 9, 2007 and October 3, 2007 (the “Schedule 13D”).

Item 1.	Security and Issuer

This Schedule 13D relates to common shares, $0.01 par value per share (the “Common Stock”) of Quanta Capital Holdings Ltd. (the “Issuer”). The Issuer’s principal executive offices are located at 1 Victoria Street, Second Floor, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), its general partner, QVT Financial GP LLC, a Delaware limited liability company, and QVT Associates GP LLC, a Delaware limited liability company. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. QVT Associates GP LLC is the general partner of Quintessence Fund L.P. (“Quintessence”), QVT Associates LP and QVT Global II L.P. QVT Financial’s principal business is investment management, and it acts as the investment manager for Quintessence, QVT Overseas Ltd., QVT Associates LP, and QVT Global II L.P. (each, a “Fund” and collectively, the “Funds”). QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Funds and the Separate Account between December 7, 2005 and December 6, 2007 for approximately $19.7 million. The source of funds for the purchases was cash available for investment held by the Funds and the Separate Account.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, the Funds and the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Funds, which beneficially own an aggregate amount of 6,869,570 shares of Common Stock, consisting of 674,786 shares owned by Quintessence, 1,270,917 shares owned by QVT Associates LP, 3,335,153 shares owned by QVT Overseas Ltd., and 1,588,714 shares owned by QVT Global II L.P. QVT Financial is also the investment manager for the Separate Account, which holds 807,989 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 7,677,559 shares of Common Stock, consisting of the shares owned by the Funds and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of Quintessence, QVT Associates LP and QVT Global II L.P., may be deemed to be the beneficial owner of an aggregate amount of 3,534,417 shares of Common Stock, consisting of the shares owned by Quintessence, QVT Associates LP and QVT Global II L.P.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, QVT Financial GP LLC, and QVT Associates GP LLC.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Funds and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by Quintessence, QVT Associates LP and QVT Global II L.P., except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 13 of the Cover Page for each reporting person is calculated based upon 70,133,499 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

(c) The reported share amounts reflect amounts as of December 7, 2007. Quintessence, QVT Associates LP, QVT Overseas Ltd., QVT Global II L.P. and the Separate Account effected the following transactions in the Common Stock during the past sixty days:

•

On October 8, 2007, Quintessence purchased 4,422 shares of Common Stock, QVT Associates LP purchased 9,253 shares of Common Stock, QVT Overseas Ltd. purchased 21,270 shares of Common Stock, QVT Global II L.P. purchased 10,663 shares of Common Stock, and the Separate Account purchased 4,392 shares of Common Stock in the open market at a price of $2.58 per share.

•

On October 11, 2007, Quintessence purchased 21,270 shares of Common Stock, QVT Associates LP purchased 40,060 shares of Common Stock, QVT Overseas Ltd. purchased 105,125 shares of Common Stock, QVT Global II L.P. purchased 50,077 shares of Common Stock, and the Separate Account purchased 25,468 shares of Common Stock in the open market at a price of $2.62 per share.

•

On October 25, 2007, Quintessence purchased 5,476 shares of Common Stock, QVT Associates LP purchased 10,313 shares of Common Stock, QVT Overseas Ltd. purchased 27,063 shares of Common Stock, QVT Global II L.P. purchased 12,892 shares of Common Stock, and the Separate Account purchased 6,556 shares of Common Stock in the open market at a price of $2.65 per share.

•

On December 5, 2007, Quintessence purchased 35,156 shares of Common Stock, QVT Associates LP purchased 66,215 shares of Common Stock, QVT Overseas Ltd. purchased 173,761 shares of Common Stock, QVT Global II L.P. purchased 82,772 shares of Common Stock, and the Separate Account purchased 42,096 shares of Common Stock in the open market at a price of $2.80 per share.

•

On December 6, 2007, Quintessence purchased 2,197 shares of Common Stock, QVT Associates LP purchased 4,138 shares of Common Stock, QVT Overseas Ltd. purchased 10,861 shares of Common Stock, QVT Global II L.P. purchased 5,173 shares of Common Stock, and the Separate Account purchased 2,631 shares of Common Stock in the open market at a price of $2.80 per share.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner		QVT ASSOCIATES GP LLC

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: December 7, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner		QVT ASSOCIATES GP LLC

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP	Investment Management
1177 Avenue of the Americas, 9th Floor
New York, New York 10036

Lars Bader	QVT Financial LP	Investment Management
1177 Avenue of the Americas, 9th Floor
New York, New York 10036

Nicholas Brumm	QVT Financial LP	Investment Management
1177 Avenue of the Americas, 9th Floor
New York, New York 10036

Tracy Fu	QVT Financial LP	Investment Management
1177 Avenue of the Americas, 9th Floor
New York, New York 10036